Final Term Sheet Relating to
Preliminary Prospectus Supplement
dated March 10, 2010 and
Registration Statement No. 333-159040
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Health Care REIT, Inc.
$342,394,000 3.00% Convertible Senior Notes due 2029

Final terms and conditions	March 10, 2010

Offering Size:	$342,394,000

The Security:	3.00% Convertible Senior Notes due 2029

Issuer:	Health Care REIT, Inc. (NYSE: HCN)

Joint Book-Runners:	UBS Investment Bank, J.P. Morgan Securities Inc.

Coupon:	3.00% per annum, payable semi-annually in arrears on June 1 and December 1 each year, beginning on June 1, 2010

Conversion Premium:	Approximately 17.5%

Initial Conversion Rate:	19.5064 shares of common stock per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $51.27

Maturity:	December 1, 2029

Convertible into:	Cash and common stock of HCN (see “Payment upon Conversion” below)

Call Protection:	Non-callable prior to December 1, 2014 except to maintain REIT status. Callable on or after December 1, 2014 at par plus accrued and unpaid interest, payable in cash

Investor Put Options:	Puts on December 1, 2014, December 1, 2019, December 1, 2024 at par plus accrued and unpaid interest, payable in cash

Conversion Rights:
(i)     Prior to maturity or earlier redemption or repurchase, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending June 30, 2010, if the closing sale price of HCN common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter

(ii)     Prior to maturity or earlier redemption or repurchase, during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the note measurement period

(iii) Prior to maturity, if HCN calls the notes for redemption
(iv) Prior to maturity, upon occurrence of certain corporate transactions

(v)      The notes may be surrendered for conversion at any time from, and including, November 1, 2014 to, and including, December 1, 2014 and at any time from, and including, November 1, 2029 until the close of business on the business day immediately preceding December 1, 2029 or earlier redemption or repurchase.

Payment upon Conversion:	Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period”. The “cash settlement averaging period” with respect to any note means (i) for any note converted at any time on or after the 23rd scheduled trading day prior to the maturity date, the 20 consecutive trading days beginning on, and including the 20th scheduled trading day prior to maturity and (ii) in all other instances, the 20 consecutive trading days beginning on, and including, the third trading day following the conversion date.

The “daily settlement amount” for each of the 20 trading days during the cash settlement averaging period consists of (a) cash equal to the lesser of $50 and the “daily conversion value”; and (b) to the extent the daily conversion value exceeds $50, a number of shares equal to the excess of the daily conversion value over $50 divided by the volume-weighted average price (as defined) (“vwap”) per share of HCN common stock on that trading day.

The “daily conversion value” on a given trading day means 1/20 of the product of the applicable conversion rate and the vwap per share of HCN common stock on that trading day.

Dividend Protection and Anti-Dilution Adjustments:	Dividend protection—Adjustment upon quarterly cash distributions in excess of $0.68 per share to holders of HCN common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations and reclassifications of common stock, distributions of certain rights and warrants, and certain tender and exchange offers, all as described in the preliminary prospectus supplement.

Conversion Rate Adjustment upon a Make-Whole Fundamental Change:	If a make-whole fundamental change (as defined in the preliminary prospectus supplement) occurs prior to December 1, 2014 and a holder elects to convert its notes in connection with such a make-whole fundamental change, Health Care REIT will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of HCN common stock. If the transaction provides the holders of HCN common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the holders of the notes, treated as a single class, will be given a reasonable opportunity to elect the form of such consideration.

	Make-Whole Table
	The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The Applicable Prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the notes.
	Number of additional shares (per $1,000 principal amount of notes)
		Effective Date
	Applicable Price	March 15, 2010	December 1, 2010	December 1, 2011	December 1, 2012	December 1, 2013	December 1, 2014
	$43.63	3.4136	3.4136	3.4136	3.4136	3.4136	3.4136
	$45.00	3.4136	3.4020	3.2095	3.0997	2.9517	2.7158
	$50.00	2.3196	2.1759	1.9871	1.8338	1.5819	0.4936
	$55.00	1.4613	1.3443	1.1766	1.0208	0.7619	0.0000
	$60.00	0.8781	0.7886	0.6517	0.5193	0.3158	0.0000
	$65.00	0.4908	0.4276	0.3263	0.2313	0.1063	0.0000
	$70.00	0.2450	0.2064	0.1410	0.0854	0.0261	0.0000
	$75.00	0.1036	0.0844	0.0494	0.0236	0.0030	0.0000
	$80.00	0.0338	0.0269	0.0121	0.0032	0.0000	0.0000
	$85.00	0.0068	0.0052	0.0008	0.0000	0.0000	0.0000
	$90.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	$95.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	$100.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	$105.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	$110.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	$115.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	$120.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

	If the Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the two Applicable Prices, or for the two Effective Dates based on a 365-day year, as applicable. In addition, if the actual Applicable Price is greater than $120.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the actual Applicable Price is less than $43.63 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. HCN will not increase the conversion rate pursuant to the Make-Whole Table set forth above to the extent that the increase will cause the conversion rate to exceed 22.9200 shares per $1,000 principal amount of notes. HCN will adjust this maximum conversion rate in the same manner in which, and for the same events for which, HCN adjusts the conversion rate.

Put upon a Fundamental Change:	If a fundamental change (as defined in the preliminary prospectus supplement) occurs, each holder will have the right, at its option, to require HCN to repurchase for cash all or any portion of the holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Use of Proceeds:	Net proceeds to HCN from this offering are expected to be approximately $335 million. HCN intends to use the net proceeds from this offering to repurchase $129,393,000 of its 4.75% convertible senior notes due 2026 and $172,725,000 of its 4.75% convertible senior notes due 2027.

Underwriting Discounts and Commissions:	2.00% per convertible note

Capitalization	The following table sets forth HCN’s capitalization as of December 31, 2009 on a historical basis and as-adjusted to give effect to the sale of $342,394,000 of the notes and the repurchase of $129,393,000 of its 4.75% convertible senior notes due 2026 and $172,725,000 of its 4.75% convertible senior notes due 2027.

		December 31, 2009
		Actual	As adjusted
		(in thousands)
	Cash and cash equivalents	$35,476	$28,128
	Debt:
	Borrowings under unsecured line of credit(1)	140,000	140,000
	Senior notes due 2012	76,853	76,853
	Senior notes due 2013	300,000	300,000
	Senior notes due 2015	250,000	250,000
	Senior notes due 2016	300,000	300,000
	4.75% convertible senior notes due 2026(2)	340,000	210,607
	4.75% convertible senior notes due 2027(2)	395,000	222,275
	3.00% convertible senior notes due 2029(2)	0	342,394
	Secured debt(3)	623,046	623,046
	Unamortized premiums/discounts and fair value adjustments	(10,877)	(33,637)

	Total debt	2,414,022	2,431,538
	Stockholders’ equity:
	Preferred Stock, $1.00 par value; authorized—50,000,000 shares
	Series D Cumulative Redeemable Preferred Stock; 4,000,000 shares issued and outstanding	100,000	100,000
	Series E Cumulative Convertible and Redeemable Preferred Stock; 74,380 shares issued and outstanding	1,860	1,860
	Series F Cumulative Redeemable Preferred Stock; 7,000,000 shares issued and outstanding	175,000	175,000
	Series G Cumulative Convertible Preferred Stock; 399,713 shares issued and outstanding	11,823	11,823
	Common Stock, $1.00 par value; authorized—225,000,000 shares; 123,583,242 shares issued and 123,385,317 shares outstanding(4)	123,385	123,385
	Capital in excess of par value	3,900,666	3,898,110
	Treasury stock	(7,619)	(7,619)
	Cumulative net income	1,547,669	1,529,314
	Cumulative dividends	(2,057,658)	(2,057,658)
	Accumulated other comprehensive income	(2,891)	(2,891)
	Other equity	4,804	4,804

	Total Health Care REIT, Inc. stockholders’ equity	3,797,039	3,776,128

	Noncontrolling interests	10,412	10,412
	Total equity	3,807,451	3,786,540

	Total capitalization	$6,221,473	$6,218,078

	(1) $425 million was outstanding under HCN’s unsecured line of credit at March 9, 2010.

(2)  The amounts shown do not reflect original issue discount pursuant to FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement). Under FSP APB 14-1, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of FSP APB 14-1 on the accounting for the convertible senior notes is that the equity component is included in the capital in excess of par value section of stockholders’ equity on HCN’s consolidated balance sheet and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the notes. The original issue discount for the notes is included in “Unamortized premiums/discounts and fair value adjustments.”

(3)  Excludes: (i) $106 million of secured debt assumed in connection with the Aurora Health Care transaction; and (ii) $320 million of secured debt assumed by the joint venture between HCN and Forest City Enterprises, of which HCN owns a 49% interest.

(4)  Excludes: (i) 1,062,220 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, Stock Plan for Non-Employee Directors, 2005 Long-Term Incentive Plan and Windrose Medical Properties Trust 2002 Stock Incentive Plan; (ii) 6,526,797 shares of common stock reserved for issuance under HCN’s dividend reinvestment and stock purchase plan; (iii) 56,935 shares of common stock reserved for issuance that relate to the Series E Cumulative Convertible and Redeemable Preferred Stock; (iv) 286,136 shares of common stock reserved for issuance that relate to the Series G Cumulative Convertible Preferred Stock; (v) 7,148,160 shares of common stock reserved for issuance that relate to the $340 million aggregate principal amount of 4.75% convertible senior notes due 2026; and (vi) 7,919,039 shares of common stock reserved for issuance that relate to the $395 million aggregate principal amount of 4.75% convertible senior notes due 2027.

Ranking:	Senior Unsecured

Listing:	The notes will not be listed on any securities exchange or quoted in any automated quotation system.

Form:	Registered Global Securities

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Pricing Date:	March 10, 2010, before market open

Trade Date:	March 10, 2010

Settlement Date:	March 15, 2010

Security Code:	CUSIP: 42217K AR7 ISIN: US42217KAR77
The information herein is qualified in its entirety by reference to the Preliminary Prospectus Supplement and related Prospectus relating to the security.
The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated March 9, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying base prospectus if you request it by calling (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC or J.P. Morgan Securities Inc.
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